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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14D-9
                          (Amendment No. 12)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                            ITT CORPORATION

                       (Name of Subject Company)


                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)


                      Common Stock, no par value
     (including the associated Series A Participating Cumulative
                   Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)


                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


          Item 8. Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following:

          On April 24, 1997, Hilton filed a Brief of
Plaintiffs-Appellants Hilton Hotels Corporation and HLT Corporation ("Plantiffs' Brief") with the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit") on appeal from the April 21, 1997, order of the Honorable Philip M. Pro denying the Hilton Annual Meeting Motion, pursuant to which Hilton sought to require the Company to hold its annual meeting in May 1997. On May 27, 1997, the Company filed a Brief of Defendant-Appellee ITT Corporation with the Ninth Circuit in response to Plaintiffs' Brief ("Defendant's Brief"). A copy of Defendant's Brief is filed as Exhibit 56 hereto and is incorporated herein by reference.




Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


56. Brief of Defendant-Appellee ITT Corporation dated May 27, 1997.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                       ---------------------------------
                                       Name: Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of May 28, 1997


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                             EXHIBIT INDEX


Exhibit                   Description                    Page No.
-------                   -----------                    --------

(56)           Brief of Defendant-Appellee ITT
               Corporation dated May 27, 1997.......